SECUR

20010542

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tritaurian Capital, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Madison Avenue, 9th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Heyn (212) 249-1827
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 28 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William B. Heyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tritaurian Capital, Incorporated, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

ARLEN MONDRAGON
Notary Public
Connecticut
My Commission Expires Feb 29, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
Tritaurian Capital, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Tritaurian Capital, Incorporated** (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 25, 2020

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$ 19,416
Prepaid expenses	10,418
Total Assets	$ 29,834

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ -
Stockholder's Equity:	
Common stock – no par value, 100 shares authorized, issued and outstanding	47,497
Additional paid-in capital	141,419
Deficit	(159,082)
Total Stockholder's Equity	29,834
Total Liabilities and Stockholder's Equity	$ 29,834

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Investment banking income	$ 64,885
Total Revenue	64,885
Expenses:	
Management fees	42,000
Regulatory fees	16,042
Professional fees	11,266
Other operating expenses	2,449
Total Expenses	71,757
Net Loss	$(6,872)

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances, January 1, 2019	$ 47,497	$ 135,325	$ (152,210)	$ 30,612
Contributed Capital	-	6,094	-	6,094
Net Loss	-	-	(6,872)	(6,872)
Balances, December 31, 2019	$ 47,497	$ 141,419	$(159,082)	$ 29,834

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities:	
Net Loss	$ (6,872)
Adjustments to reconcile net income to net cash Provided by (used in) operating activities:	
Operating expenses paid by parent	1,944
(Increase) decrease in operating assets:	
Prepaid expenses	(1,470)
Net Cash Used in Operating Activities	(6,398)
Cash Flows From Financing Activities:	
Capital contribution	4,150
Increase (decrease) in cash	(2,248)
Cash, Beginning of Year	21,664
Cash, End of Year	$ 19,416
Supplemental Cash Flow Disclosures:	
Interest paid	$ -
Income taxes paid	$ -

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note (1) - Nature of business:

Tritaurian Capital, Incorporated (the "Company") is incorporated in Delaware and is 100% owned by Tritaurian Holdings, Incorporated ("Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in (a) investment banking services limited to private placements of debt and equity instruments and participation in underwriter selling groups; (b) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring; and (c) mutual fund retailing, selling of variable life insurance or annuities and real estate syndication.

Note (2) – Summary of significant accounting policies:

(A) Investment banking revenue:

The Company earns fees from clients for private placements of debt and equity instruments and participation in underwriter selling groups, advisory services fees for advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring and fees for mutual fund retailing, selling of variable life insurance or annuities and real estate syndication. Fees from private placements of securities are recognized when the agreed-upon services have been completed and performance under the agreement has been met through the closing of a transaction. Advisory fees, including mergers and acquisitions fees, general advisory fees and retainer fees are recognized when the agreed-upon services have been completed and performance under the agreement has been met though the provision of those services. On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

(B) Income taxes:

The Company has elected and the stockholder has consented, to have the Corporation report its income or loss for Federal Corporation and state tax purposes as an "S" Corporation. The Parent will report the net taxable income or loss in its corporate return. Therefore, no provisions are made for Federal or state income taxes in the accompanying financial statements.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2019

Note (2) - Summary of significant accounting policies - cont'd:

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash balances are held with a major financial institution in New York. As of December 31, 2019, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Concentration of credit risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Concentration of revenues
The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues. For the year ended December 31, 2019, a single client represented 77% of the Company's revenue.

(G) Subsequent events evaluation:
Management has evaluated subsequent events through February 25, 2020, the date the financial statements were available to be issued.

Note (3) - Related party transactions:

The Company received capital infusions from Parent. The total amount received during 2019 was $4,150.

Note (3) - Related party transactions - cont'd:

The Company has entered into an expense sharing agreement with its Parent pursuant to Items 2 and 3 of the SEC Interpretation Letter dated July 11, 2003. For the year ended December 31, 2019, the Parent paid $1,944 of expenses on behalf of the Company. These expenses have been recognized as an equity contribution by the Parent to the Company.

For the year ended December 31, 2019, the Company paid discretionary management fees to its Parent. The total amount paid and expensed during 2019 was $42,000.

Note (4) – Accounting for income taxes:

The Company is organized in the State of Delaware as an "S" Corporation. The Company's Parent has made a Qualified Subchapter S Subsidiary Election. Accordingly, no provision for federal income taxes has been made in these financial statements because the Parent is responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes on a consolidated basis. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2016.

Note (5) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $19,416, which exceeded its requirement of $5,000 by $14,416. The Company had a percentage of aggregate indebtedness to net capital of 0% as of December 31, 2019.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2019

Note (6) - Adoption of new accounting standards:

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with clients that fall within its scope. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning stockholder's equity. The adoption of the new revenue standard did not have a material effect on 2019 revenue recognition.

On January 1, 2019, the Company adopted ASU 2016-02 Leases and all subsequent amendments to the ASU (collectively, "ASC 842"), which creates a framework for increased transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company has no leases that fall within the scope of ASC 842 and the adoption of ASC 842 did not have an effect on its financial statements.

TRITAURIAN CAPITAL, INCORPORATED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2019

Computation of Net Capital

Stockholder's Equity	$ 29,834
Non-allowable assets:	
Prepaid expenses	10,418
Total non-allowable assets	10,418
Net capital before haircuts on proprietary positions	19,416
Haircuts	-
Net capital	19,416
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $ 0.	5,000
Excess net capital	$ 14,416
Ratio of aggregate indebtedness to net capital	0 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	$ -

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2019):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 19,416
Net capital, as per above	19,416
There are no material differences	$ -

TRITAURIAN CAPITAL, INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2019

Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Tritaurian Capital, Incorporated at and for the year ended December 31, 2019.

Tritaurian Capital, Incorporated is exempt from providing this information.

Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Tritaurian Capital, Incorporated at and for the year ended December 31, 2019.

Tritaurian Capital, Incorporated is exempt from providing this information.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
Tritaurian Capital, Incorporated

We have reviewed management's statements, included in the accompanying Tritaurian Capital, Incorporated Exemption Report, in which Tritaurian Capital, Incorporated (the "Company") (1) stated that the Company is not claiming an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014 because the Company has represented that it does not and will not hold customer funds or securities and (2) the Company stated that it met the identified exemption provisions in footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A8 of the related FAQ issued by SEC staff on April 4, 2014, throughout the most recent fiscal year ended December 31, 2019, without exception. The Company's management is responsible for compliance with the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 25, 2020

Tritaurian Capital, Incorporated Exemption Report

Tritaurian Capital, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

(2) The Company met the identified exemption provisions in footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014 and has not held customer funds or securities throughout the period January 1, 2019 through December 31, 2019 without exception.

Tritaurian Capital, Incorporated

I, William B. Heyn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William B. Heyn, Chief Executive Officer

February 25, 2020